Saskatchewan Wheat Pool

HEAD OFFICE 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: 569-4708

Exemption #: 82-5037

[redacted]

03037672

November 21, 2003

SUPPL

03 NOV 24 AM 7:21

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of the Annual Financial Statements and the Management's Discussion and Analysis. These were filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Interim General Counsel and Corporate Secretary
Wayne Cheeseman, Executive Vice President, Finance & Chief Financial Officer

Attachment

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

dlw 11/26

AUDITORS' REPORT TO THE SHAREHOLDERS OF SASKATCHEWAN WHEAT POOL

We have audited the consolidated balance sheets of Saskatchewan Wheat Pool as at July 31, 2003 and January 31, 2003 and the consolidated statements of earnings and retained earnings and cash flows for the six months ended January 31, 2003, six months ended July 31, 2003 and twelve months ended July 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2003 and January 31, 2003 and the results of its operations and its cash flows for the six months ended July 31, 2003, six months ended January 31, 2003 and twelve months ended July 31, 2002 in accordance with Canadian generally accepted accounting principles.

Regina, Saskatchewan
Deloitte & Touche LLP
October 22, 2003

Deloitte & Touche LLP.
Chartered Accountants

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Saskatchewan Wheat Pool is responsible for the reliability, integrity and objectivity of the accompanying consolidated financial statements and annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, the statements include amounts that are based on informed judgements and estimates by management.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. Internal accounting and operating control policies and procedures are continually evaluated by management of the company. Management receives assistance in evaluating these controls, policies and procedures through an ongoing review by internal audit staff of the company.

The Board of Directors is responsible for approving the annual financial statements. The Board has delegated certain responsibilities to the Audit Committee, including the responsibility for reviewing the annual and quarterly financial statements with management, internal auditors and external independent auditors on matters relating to the financial reporting process.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, and their report is presented separately.

Mayo Schmidt
Mayo M. Schmidt
Chief Executive Officer

Lyn Kristoff
Lyn L. Kristoff
Vice-President, Finance and Corporate Controller

October 22, 2003

(in thousands)	July 31 2003	January 31 2003 (Note 2) (restated)
ASSETS		
Current Assets		
Cash	$ 1,882	$ 2,382
Cash in trust (Note 24d)	487	13,898
Short-term investments	45,615	29,088
Accounts receivable (Notes 3m and 4)	222,137	195,729
Inventories (Notes 3m and 5)	115,972	185,227
Prepaid expenses	9,973	8,469
Future income taxes (Note 18c)	1,624	782
	397,690	435,575
Investments (Note 6)	5,020	4,945
Property, Plant and Equipment (Note 7)	291,603	314,413
Other Long-Term Assets (Note 8)	9,368	7,476
Future Income Taxes (Note 18c)	80,324	80,324
	$784,005	$842,733
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness (Note 9)	$ 28,192	$ 15,674
Short-term borrowings (Note 9)	92,920	122,174
Members' demand loans (Note 10)	9,165	6,178
Members' Class A shares (Note 11)	1,791	1,797
Accounts payable and accrued liabilities	163,177	181,484
Long-term debt due within one year (Note 12)	7,810	7,155
	303,055	334,462
Long-Term Debt (Note 12)	265,754	273,407
Other Long-Term Liabilities (Note 13)	44,867	47,300
Future Income Taxes (Note 18c)	7,553	8,909
Non-Controlling Interest		54
	621,229	664,132
Shareholders' Equity		
Share capital (Note 14)	59,417	22,335
Contributed surplus	84	–
Convertible subordinated notes - equity component (Note 15)	130,663	156,266
Retained earnings (deficit)	(27,388)	–
	162,776	178,601
	$784,005	$842,733

Commitments, contingencies and guarantees (Note 24)

On behalf of the Board of Directors

Marvin D. Wiens
Director

Gary Colter
Director

(in thousands) FOR THE PERIOD ENDED	Six Months Ended July 31 2003	Pre-reorganization Six Months Ended January 31 2003 (restated)	Pre-reorganization Twelve Months Ended July 31 2002 (restated)
Gross Billings			
Grain sales and service revenue	$ 255,967	$496,805	$ 917,240
Sales and service revenue – other segments	427,700	217,725	1,086,291
Sales and service revenues	683,667	714,530	2,003,531
Canadian Wheat Board gross billings (Note 3m)	264,181	255,717	777,875
Gross Billings	$ 947,848	$ 970,247	$2,781,406
Sales and Other Operating Revenues			
Sales and service revenues	$ 683,667	$ 714,530	$2,003,531
Canadian Wheat Board tariffs	14,279	16,668	50,149
	697,946	731,198	2,053,680
Cost of Sales and Expenses			
Cost of sales and operating expenses	653,124	710,069	1,904,342
Selling and administrative expenses	27,204	24,519	76,526
Amortization	12,573	25,793	70,937
Loss on disposals (Note 19)	–	–	17,606
Restructuring and other provisions (Note 20)	–	–	54,360
	692,901	760,381	2,123,771
Earnings (Loss) Before the Undernoted	5,045	(29,183)	(70,091)
Non-controlling interest recovery	53	1,233	867
Earnings (Loss) Before Interest and Taxes	5,098	(27,950)	(69,224)
Interest expense (Note 17a)	23,807	23,650	57,761
Securitization expense (Note 17b)	–	3,016	7,796
Loss Before Corporate Taxes	(18,709)	(54,616)	(134,781)
Recovery of corporate taxes (Note 18a)	2,800	20,180	42,622
Net Loss	(15,909)	(34,436)	(92,159)
Retained Earnings (Deficit), Beginning of Period	–	(54,422)	37,737
Accretion of equity component of convertible subordinated notes (Notes 14b and 15)	(11,479)	–	–
Retained Earnings (Deficit), End of Period	$ (27,388)	$ (88,858)	$ (54,422)
Basic and Diluted Earnings (Loss) Per Share (Note 14b)	$ (0.27)	$ (0.92)	$ (2.46)

(in thousands)		Pre-reorganization	
FOR THE PERIOD ENDED	Six Months Ended July 31 2003	Six Months Ended January 31 2003 (restated)	Twelve Months Ended July 31 2002 (restated)
Cash From (Used in) Operating Activities			
Net loss	$(15,909)	$(34,436)	$(92,159)
Add (deduct) items not involving cash			
Amortization	12,573	25,793	70,937
Loss on disposals (Note 19)		–	17,606
Future income taxes recovery (Note 18a)	(1,747)	(22,827)	(48,482)
Pension	983	760	(8,552)
Interest accretion and bank refinancing amortization	5,693	5,616	12,046
Non-controlling interest recovery	(53)	(1,233)	(867)
Other items and provisions	316	(77)	46,145
Cash flow from (used in) operations	1,856	(26,404)	(3,326)
Changes in non-cash working capital items			
Accounts receivable	(32,205)	27,704	192,915
Securitization of accounts receivable		(8,875)	(123,555)
Inventories	68,107	8,531	12,991
Securitization of inventories		14,277	7,451
Accounts payable	(16,189)	(31,931)	(24,303)
Prepaid expenses	(1,540)	(991)	2,412
Changes in non-cash working capital	18,173	8,715	67,911
Cash from (used in) operating activities	20,029	(17,689)	64,585
Cash From (Used in) Financing Activities			
Proceeds of long-term debt		72,969	5,488
Repayment of long-term debt	(11,766)	(2,966)	(227,363)
Proceeds (repayment) of short-term borrowings	(29,253)	4,917	(135)
Increase (repayment) of members' demand loans	2,987	(18,446)	(10,580)
Repayment of members' shares	(6)	(11)	(7)
Decrease in other long-term liabilities	(1,716)	(260)	(4,358)
Cash from (used in) financing activities	(39,754)	56,203	(236,955)
Cash From (Used in) Investing Activities			
Property, plant and equipment expenditures	(2,426)	(3,357)	(12,389)
Proceeds on sale of property, plant and equipment	11,972	1,390	12,752
Divestitures (Note 19)			153,622
Decrease (increase) in cash in trust (Note 24d)	13,411	(13,898)	
Decrease in investments	378	3,168	2,553
Increase in other long-term assets	(101)	(6,201)	(1,226)
Cash from (used in) investing activities	23,234	(18,898)	155,312
Increase (Decrease) in Cash and Cash Equivalents	3,509	19,616	(17,058)
Cash and Cash Equivalents, Beginning of Period	15,796	(3,820)	13,238
Cash and Cash Equivalents, End of Period	$ 19,305	$ 15,796	$ (3,820)

Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

Supplemental disclosure of cash (paid) recovered during the year:			
Interest	(27,250)	(11,439)	(44,924)
Securitization	–	(3,016)	(8,396)
Income taxes	(3,271)	(3,418)	19,575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars except as noted

1. NATURE OF BUSINESS

Saskatchewan Wheat Pool (the company), which is incorporated by a Special Act of the Saskatchewan Legislature, is a vertically integrated diversified company engaged in agri-business. The company's business operations include grain handling and marketing, agri-products sales, agri-food processing, and livestock production and marketing. The company operates as a publicly traded co-operative and as such conducts a significant portion of its business activities with its shareholder members.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs, and, ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle. Earnings are seasonal, with the fourth quarter traditionally being the strongest quarter for the company.

2. FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Financial Reorganization

On October 24, 2002, the company announced its intention to fund its long-term business plan by restructuring its senior secured debt and obtaining new credit facilities. An amendment to the existing credit agreement was signed, which established new financial covenants, and the company began the process of debt restructuring with its banks and medium term noteholders. A preliminary restructuring and refinancing proposal received support from the banks on January 3, 2003, but was not endorsed by an ad hoc group representing a portion of the medium term noteholders.

On February 3, 2003, the company amended its restructuring proposal; the banks supported the amendment. On February 4, the medium term noteholders voted to approve the amended capital restructuring proposal. This proposal provided for the two existing series of medium term notes (MTNs), along with $105 million of bank term debt, to be exchanged for two new series of notes: (i) $150 million of senior subordinated notes and (ii) $255 million of convertible subordinated notes. The convertible subordinated notes includes holder conversion options at any time prior to November 30, 2008. The company's option to convert can be made on November 30, 2008. The proposal also stipulated changes to the company's governance structure, including the appointment of four independent directors, and closer alignment with Toronto Stock Exchange recommendations.

Subsequent to the January 31, 2003 quarter-end, the company successfully concluded its financial restructuring initiative. There were no significant changes from the proposal approved in early February. Upon closure, both series of MTNs totaling $300 million, along with $105 million of bank term debt, were exchanged proportionately for two new series of notes and 22,938,037 Class B shares of the company.

Basis of Presentation - Fresh Start Accounting

The company has accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian Generally Accepted Accounting Principles (GAAP). For accounting purposes, the company has used an effective date of January 31, 2003. Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit. The outcome of this revaluation exercise reflects, in essence, a "fresh start" for the company.

At January 31, 2003, the book value of substantially all current assets and current liabilities approximated fair value. The following assets and liabilities required restatement to fair values.

i. Property, plant and equipment – at the fair value supported by future anticipated cash flows
ii. Goodwill and pre-operating costs – at nil in accordance with GAAP
iii. Pension and other employee future benefit plans – at values determined by an independent actuary
iv. Senior subordinated notes – at current trading value
v. Debt component of convertible subordinated notes – at present value of estimated interest payments associated with 2006-2008 fiscal years
vi. Future income taxes - at amounts more likely than not to be realized over periods not exceeding five years
vii. Unamortized portion of the costs associated with current and prior lending arrangements reflected as long-term assets – at nil
viii. Unamortized portion of the costs associated with prior lending arrangements reflected as prepaid expenses – at nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – in thousands of Canadian dollars, except as noted

ix. Costs of restructuring – written off through the fresh start adjustment

x. Agri-products equipment inventory – at selling prices less disposal costs

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflects management's estimate based on the trading value of the company's Class B shares combined with an estimate of the fair value of the non-debt component of the company's convertible subordinated notes.

The following table summarizes the adjustments recorded to implement the reorganization and to reflect the fresh start basis of accounting as at January 31, 2003.

	Prior to Reorganization	Reorganization Adjustments	Fresh Start Adjustments	After Adjustments
ASSETS				
Current Assets				
Cash	$ 2,382	$ –	$ –	$ 2,382
Cash in trust	13,898	–	–	13,898
Short-term investments	29,088	–	–	29,088
Accounts receivable	81,439	114,290 (a)	–	195,729
Inventories	185,728	–	(501)	185,227
Prepaid expenses	10,995	–	(2,526)	8,469
Future income taxes	8,205	–	(7,423)	782
	331,735	114,290	(10,450)	435,575
Investments	7,544	–	(2,599)	4,945
Property, Plant and Equipment	611,428	–	(297,015)	314,413
Other Long-Term Assets	141,354	8,995 (c)	(142,873)	7,476
Future Income Taxes	77,569	–	2,755	80,324
	$ 1,169,630	$ 123,285	$ (450,182)	$ 842,733
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Bank indebtedness	$ 15,674	$ –	$ –	$ 15,674
Short-term borrowings	7,884	114,290 (a)	–	122,174
Members' demand loans	6,178	–	–	6,178
Members' Class A shares	–	–	1,797	1,797
Accounts payable and accrued liabilities	173,489	7,995 (c)	–	181,484
Long-term debt due within one year	7,155	–	–	7,155
	210,380	122,285	1,797	334,462
Long-Term Debt	533,881	(105,000)(b)	792	273,407
		(300,000)(b)		
		150,000 (b)	(28,500)	
		22,234 (b)		
Other Long-Term Liabilities	45,922	1,000 (c)	378	47,300
Future Income Taxes	10,470	–	(1,561)	8,909
Non-Controlling Interest	54	–	–	54
	800,707	(109,481)	(27,094)	664,132
Shareholders' Equity				
Share capital	457,781	8,487 (b)	(457,781)	22,335
			13,848	
Convertible subordinated note – equity component	–	224,279 (b)	(68,013)	156,266*
Retained earnings	(88,858)	–	88,858	–
	368,923	232,766	(423,088)	178,601
	$ 1,169,630	$ 123,285	$ (450,182)	$ 842,733

*Convertible subordinated note principal $139,257 and convertible subordinated noteholder option $17,009

Summary of Adjustments:

(a) As part of the financial reorganization, the company guarantees the underlying cash value of assets sold in its securitization program. This guarantee requires that the company treat its securitization program as a financing transaction rather than a sale transaction. The result is an increase of $114.3 million to both accounts receivable and short-term borrowings.

(b) Both series of medium term notes totaling $300 million, along with $105 million of bank term debt, were exchanged proportionately for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

two new series of notes and 22.9 million Class B shares of the company. Of the $405 million exchanged, $150 million is reflected in the reorganization column as debt.
The remaining $255 million is reflected as follows:

Share capital - 22,938,037 Class B shares issued	$ 8,487
Convertible subordinated note – debt component	22,234
Convertible subordinated note – equity component	224,279
	$ 255,000

In accordance with GAAP, the 22.9 million shares issued were recorded at fair value and the convertible subordinated notes are separated into their debt and equity components, according to their substance. The debt component is estimated at the present value of the cash interest expected to be paid in accordance with certain specified threshold tests for fiscal 2006 - 2008. The remainder is reflected as equity.

(c) Reflects a $13.6 million accrual for additional reorganization expenses and costs associated with new bank facilities ($1 million reflected as long-term), net of the forgiveness of $4.6 million in obligations associated with prior banking arrangements. These costs were subsequently valued at nil on the opening January 31, 2003 balance sheet in accordance with note 2ix.

3. ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the operations of the company, its controlled subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of joint ventures, which are jointly controlled. All significant inter-company balances and transactions, including profits in inventories, have been eliminated. The company's principal subsidiaries/affiliates are as follows:

Subsidiary/ Affiliate Name	Ownership %	Accounting Method
Can-Oat Milling	100%	Consolidation
Heartland Feeds	100%	Consolidation
Heartland Pork Group	83.9%	Consolidation
Prairie Malt Limited	42.4%	Proportionate Consolidation
Western Co-operative Fertilizers Limited	43%	Proportionate Consolidation

b) Revenue Recognition

Sales are recognized upon shipment of products and other operating and service revenues are recognized when services are performed. Transactions in which the company acts as agent for the Canadian Wheat Board (CWB) are recorded on a net basis, with only the amount of the CWB tariff included in revenue (note 3m).

c) Inventories

Grain inventories in the Grain Handling and Marketing segment include both hedgeable and non-hedgeable commodities. Hedgeable grain inventories are valued on the basis of closing market quotations less freight and handling costs and also reflect gains and losses on open grain purchase and sale contracts. Non-hedgeable grain inventories are valued at the lower of cost and net realizable value. Agri-products and other inventory which consist of raw materials, work in progress and finished goods are valued at the lower of cost and net realizable value.

d) Investments

The company accounts for its investments in affiliated companies over which it has significant influence, using the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost. Upon applying fresh start accounting effective January 31, 2003, the investments were recorded at their estimated fair value of $4.9 million.

e) Property, Plant and Equipment and Amortization

Additions to property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. Upon applying fresh start accounting effective January 31, 2003, property, plant and equipment was valued at the estimated fair value of $314.4 million. The company reviews the carrying value of its property, plant and equipment to determine whether such values are recoverable, with any resulting write-downs charged

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

Sites, trackage and paving	0 - 13%
Buildings	3 - 20%
Machinery and equipment	5 - 50%
Vehicles	10 - 30%

f) Goodwill

Goodwill was valued at nil upon applying fresh start accounting effective January 31, 2003, in accordance with GAAP.

g) Corporate Taxes

The company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the substantively enacted date.

h) Deferred Revenue

The majority of deferred revenue relates to payments pursuant to grain storage licence agreements, which are amortized into revenue over the life of the agreements which range from 10 to 40 years.

i) Post Employment Benefits

The cost of defined benefit pension plans and retirement allowance benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations and retirement ages of plan members. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The cost of pension benefits for defined contribution plans is charged to operations as contributions become due.

j) Foreign Exchange Contracts and Foreign Currency Transactions

The company enters into forward foreign exchange contracts to hedge exposure to foreign currency exchange risk resulting from transactions denominated in foreign currencies. Unrealized gains and losses on forward foreign exchange contracts are recognized in income on a basis consistent with the recognition of the underlying hedged transactions. Monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date; non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in income in the period in which they occur.

k) Stock-Based Compensation Plan

Effective August 1, 2002, the company adopted the new Canadian Institute of Chartered Accountants (CICA) standard with respect to stock-based compensation and other stock-based payments, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The company records an expense in the period options are granted based on the fair value method as determined by the Black-Scholes pricing model, and records the offset to contributed surplus.

l) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Actual results could differ from those estimates.

m) Changes in Accounting Policies

i) For the 2003 fiscal year, the company retroactively adopted the new Canadian Institute of Chartered Accountants (CICA) standard regarding revenue recognition (Emerging Issues Committee Abstract 123). This standard applies to the company's and the industry's handling of certain grains on behalf of the Canadian Wheat Board (CWB). Under this new accounting policy, the company records only the tariff revenue related to handling CWB grains. The company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars except as noted

purchases grain from producers on behalf of the CWB and records the related amounts as accounts receivable due from the CWB. The impact of adopting this standard is as follows:

- No impact on net loss or retained earnings (deficit).
- Reduces sales and other operating revenues for the six months ended July 31, 2003 by $249.9 million (six months ended January 31, 2003 – $239.0 million, 12 months ended July 31, 2002 – $727.7 million).
- Reduces costs of sales and operating expenses for the six months ended July 31, 2003 by $249.9 million (six months ended January 31, 2003 – $239.0 million, 12 months ended July 31, 2002 – $727.7 million).
- Increases accounts receivable and correspondingly decreases inventories at July 31, 2003 by $112.5 million (January 31, 2003 – $101.3 million).

ii) Effective August 1, 2002, the company prospectively adopted the CICA new standard with respect to goodwill and other intangible assets, which requires that goodwill no longer be amortized but instead be tested for impairment at least annually.

iii) Effective August 1, 2002, the company prospectively adopted the new CICA standard with respect to stock-based compensation as outlined in note 3k.

4. ACCOUNTS RECEIVABLE (see note 3m)

	July 31 2003	January 31 2003
Trade accounts	$ 79,641	$ 72,285
The Canadian Wheat Board	137,624	106,190
Other	4,872	17,254
	$222,137	$195,729

5. INVENTORIES (see note 3m)

	July 31 2003	January 31 2003
Grain	$ 37,461	$ 100,621
Agri-products	51,231	50,166
Agri-food processing	14,410	15,431
Other	12,870	19,009
	$ 115,972	$ 185,227

6. INVESTMENTS

	July 31 2003	January 31 2003
Investments in significantly influenced companies – equity method	$ 2,229	$ 2,261
Other long-term investments – cost method	2,791	2,684
	$ 5,020	$ 4,945

7. PROPERTY, PLANT AND EQUIPMENT

	July 31 2003	July 31 2003 Accumulated Amortization	January 31 2003
Sites, trackage and paving	$ 9,628	$ 151	$ 11,744
Buildings	122,116	2,088	126,105
Machinery and equipment	170,003	10,099	175,205
Vehicles	224	32	220
Construction in progress	2,002		1,139
	303,973	$12,370	314,413
Accumulated Amortization	(12,370)		
Net Book Value	$ 291,603		$ 314,413

Amortization of property, plant and equipment for the six months ended July 31, 2003 was $12.4 million (six months ended January 31, 2003 - $23.2 million, 12 months ended July 31, 2002 - $61.2 million).

8. OTHER LONG-TERM ASSETS

	July 31 2003	January 31 2003
Deferred pension assets	$ 2,379	$ 2,911
Livestock	3,791	3,649
Other	3,566	916
	9,736	7,476
Accumulated Amortization	(368)	
Net Book Value	$ 9,368	$ 7,476

Amortization of goodwill, pre-operating costs and deferred financing costs for the six months ended July 31, 2003 total nil (six months ended January 31, 2003 - $2.6 million, 12 months ended July 31, 2002 - $21.2 million).

9. BANK INDEBTEDNESS AND SHORT-TERM BORROWINGS

a) Bank Indebtedness

	July 31 2003	January 31 2003
Saskatchewan Wheat Pool bank indebtedness	$ 23,471	$ 8,804
Subsidiaries' and proportionate share of joint ventures' bank indebtedness	4,721	6,870
Total	$ 28,192	$ 15,674

b) Short-term Borrowings

	July 31 2003	January 31 2003
Saskatchewan Wheat Pool bank short-term borrowings	$ 92,920	$ 122,174
Subsidiaries' and proportionate share of joint ventures' short-term borrowings	–	–
Total	$ 92,920	$ 122,174

As part of the restructuring, the company established a $240 million asset backed revolving credit facility with its bankers, secured by accounts receivable, to the extent of drawings on the securitization program, and a first charge on the company's assets. The $240 million limit is adjusted to $275 million during certain months of fiscal 2004. The facility matures July 31, 2005. Interest is payable monthly at prime plus 3%.

At July 31, 2003, the company had outstanding letters of credit and similar instruments of $25.0 million related to operating an agri-business (January 2003 - $34.8 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At July 31, 2003, availability under the revolving credit facility was $42.5 million.

Subsidiaries and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

10. MEMBERS' DEMAND LOANS

Members' demand loans are funds loaned to the company by Class A shareholders and employees. At July 31, 2003, the loans bear interest at 6.0% (January 2003 – 4.0%).

The loans are secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and the senior secured bank term loan and ranking equally with the senior subordinated notes and the members' term loans.

11. MEMBERS' CLASS A SHARES

Authorized

Unlimited Class A voting shares par value $25.

Class A voting shares are held by farmer-members and are redeemable at the option of the shareholder at their par value. These shares are reflected as a current liability due to the redeemable nature. The following table summarizes the Class A share capital for the six-month period ended July 31, 2003 (number of shares and dollar values are reflected in thousands).

Class A Shares	Issued and outstanding # Shares	$ Amount
Balance at July 31, 2002	72,328	$ 1,808
Redemptions – net	(464)	(11)
Balance at January 31, 2003	71,864	1,797
Redemptions – net	(206)	(6)
Balance at July 31, 2003	71,658*	$ 1,791

* not shown in thousands

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

12. LONG-TERM DEBT

	July 2003 Weighted Average Interest Rate	July 2003 Carrying Value	January 2003 Weighted Average Interest Rate	January 2003 Carrying Value*
Senior secured bank term loan (a)	8.0%	$ 90,600	8.0%	$ 100,000
Senior subordinated notes (b)	8.0%	125,491	8.0%	121,500
Convertible subordinated notes				
– debt component (c)	9.0%	23,935	9.0%	22,234
Members' term loans	7.03%	4,676	6.85%	4,713
Sub-total		244,702		248,447
Subsidiaries' and proportionate share of joint ventures' debt:				
Secured	6.11%	26,140	5.65%	28,835
Unsecured – interest free		2,722		3,280
Sub-total		28,862		32,115
Consolidated long-term debt		273,564		280,562
Portion due within one year		(7,810)		(7,155)
		$ 265,754		$ 273,407

*In accordance with fresh start accounting the carrying value and fair value are equal at January 31, 2003

(a) Senior Secured Bank Term Loan

- Interest is payable monthly at 8% until the commencement of blended monthly principal and interest payments of approximately $1.5 million.
- Blended payments to begin October 1, 2004 provided certain EBITDA thresholds are achieved. In the event these thresholds are not achieved, blended payments will begin October 1, 2005.
- Balloon principal payment due July 31, 2008.
- Secured by a first ranking charge on the company's assets.
- During the six months ended July 31, 2003, in accordance with the credit agreement with the company's bankers, the company repaid $9.4 million, representing the net proceeds received from the sale of certain property, plant and equipment.
- The fair market value is equal to the carrying value at July 31, 2003.

(b) Senior Subordinated Notes

- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest is at 8% of the face value; thereafter interest is at 12%. The face value at July 31, 2003 is $150 million (January 31, 2003 - $150 million).
- No principal payments are required until maturity on November 29, 2008.
- The company may redeem the notes prior to maturity at a premium ranging from 106% of the principal at any time prior to January 1, 2005 to 101% after December 31, 2006.
- Secured by a second ranking charge against the company's assets – subordinate to the revolving credit facility and the senior secured bank term loan and ranking equally with the members' demand loans and members' term loans.
- The fair market value of senior subordinated notes at July 31, 2003 was approximately $124.5 million based upon the quoted market price.

(c) Convertible Subordinated Notes

- Interest accrues at 9%. No payment of interest is required prior to July 31, 2005. Interest may become payable after the end of each of the fiscal years 2006 – 2008 provided that certain consolidated EBITDA less consolidated cash interest and securitization threshold tests are met. Annual interest payments are limited to a maximum of the interest accruing on the notes during each of the fiscal years 2006 – 2008.
- Secured by a third ranking charge against the company's assets.
- Convertible by the holder into Class B non-voting shares of the company at the rate of approximately 2,227.2 shares per $1,000 of note principal at any

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

time prior to November 30, 2008 (subject to adjustment in certain events, such as a share consolidation or share split).

- On November 30, 2008, the company has the right to convert, subject to certain conditions, the convertible subordinated notes into shares of a single class of voting common shares of the company that represent 90% of the outstanding shares of such class on a fully diluted basis, provided that any conversions by holders of such notes into Class B non-voting shares prior to maturity proportionately reduce this ratio. Under this provision, the convertible subordinated notes that remain outstanding at July 31, 2003 would receive approximately 72% of these newly created shares on a fully diluted basis.
- In accordance with GAAP, the convertible subordinated notes are separated into their debt and equity components, according to their substance. The debt component is estimated at the present value of the cash interest expected to be paid in accordance with the aforementioned threshold tests for fiscal 2006 - 2008. The remainder is reflected as equity.
- During the six months ended July 31, 2003, $50.2 million face value of 9% notes were converted at the holders' option into 111,743,788 Class B non-voting shares, leaving $204.8 million of face value outstanding.
- The fair market value of convertible subordinated notes at July 31, 2003 was approximately $159.8 million based upon the quoted market price.

The sale of certain collateral for proceeds in excess of $10 million would necessitate a partial redemption of, first, the senior subordinated notes until redeemed in full and, secondly, the proceeds would be applied to the convertible subordinated notes.

Members' term loans are secured and consist of two-year to seven-year loans with Class A shareholders and employees. Interest is payable semi-annually at interest rates which vary from 4.4% to 9.0%. The fair market value of member loans at July 31, 2003 was $4.7 million.

The subsidiaries' and the proportionate share of joint ventures' secured debts bear interest at fixed and variable rates. The secured debts mature in years 2004 to 2016. The debts are secured by certain assets and some are subject to meeting certain covenants. The subsidiaries' and the proportionate share of joint ventures' unsecured debts mature in 2005. The fair market value at July 31, 2003 of subsidiaries' and the proportionate share of joint ventures' secured debt was $26.1 million and unsecured debt was $2.3 million.

The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' debts.

The maturities of subsidiaries' and the proportionate share of joint ventures' long-term debt are as follows:

2004	$ 6,529
2005	5,907
2006	5,903
2007	5,592
2008	684
Subsequent years	4,247
	$ 28,862

13. OTHER LONG-TERM LIABILITIES

	July 31 2003	January 31 2003
Provision for reclamation costs (a)	$ 13,928	$ 12,920
Deferred revenue	13,469	15,069
Restructuring provision (b)	5,222	7,961
Retirement allowances	5,049	6,440
Environmental	1,850	2,095
Other	5,349	2,815
	$ 44,867	$ 47,300

(a) In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The provision for reclamation costs represents the company's proportionate share of the best estimate by management of the joint venture, of the costs that it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

(b) Reflects management's best estimate of future costs associated with the fiscal 2003 provision for the company's investment in Comercializadora La Junta, S.A. de C.V.

14. SHARE CAPITAL

Authorized

Unlimited Class B non-voting shares

Class B non-voting shares are traded on the Toronto Stock Exchange. Under the terms of its bank financing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars except as noted

agreement, the company is prohibited from paying dividends on Class B shares. In accordance with the Act of Incorporation of the company, a person, including any persons associated or affiliated with that person, may not own more than 10% of the total number of issued Class B shares.

Class B Shares	Stock Options		Issued and outstanding	
	# Options	$ Ascribed Value	# Shares	$ Amount
Balance at July 31, 2002	2,508	$ -	37,425	$ 455,884
Issued during period	223	100	-	-
Balance at January 31, 2003 – pre-reorganization	2,731	100	37,425	455,884
Issued as part of restructuring	-	-	22,938	8,487
Fair value adjustments	-	(100)	-	(442,036)
Balance at January 31, 2003 - post-reorganization	2,731	-	60,363	22,335
Convertible subordinated notes converted to Class B shares in the period	-	-	111,744	37,082
Options cancelled	(320)	-	-	-
Balance at July 31, 2003	2,411	$ -	172,107	$ 59,417

a) Stock Options

Management Stock Option Plan

Options granted under the Management Stock Option Plan must be approved by the Board of Directors. To date, 3,729,700 shares have been allocated to the plan. Under this plan options are exercisable in increments over a maximum of 10 years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

New Members' Stock Option Plan

On July 31, 2000, this plan was closed to new applicants. Options previously issued will continue until exercised or expired.

The fair value of options issued in the year was determined by the Black-Scholes option pricing model with the following assumptions: risk free rate 4.85%, dividend yield 0%, a volatility factor of the expected market price of the company's shares of 100, and a weighted-average expected option life of five years. There are 325,264 options issued in the first quarter with an exercise price (equal to market price at the date of issue) of $1.55. For the six months ended July 31, 2003 $0.1 million was expensed as stock-based compensation (six months ended January 31, 2003 – $0.1 million).

A continuity of the stock options is as follows:

	July 31, 2003		January 31, 2003	
	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding, beginning of period	2,731	$ 5.15	2,508	$ 5.56
Granted	-	$ -	325	$ 1.55
Exercised	-	$ -	–	$ –
Cancelled	(320)	$ 8.44	(102)	$ 3.83
Outstanding, end of period	2,411	$ 4.71	2,731	$ 5.15
Options exercisable, end of period	1,222	$ 6.09	1,333	$ 6.96

The following table summarizes information about total options outstanding at July 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at July 31, 2003 (000's)	Range of Expiry Periods	Weighted Average Exercise Price	Number Excercisable at July 31, 2003 (000's)	Weighted Average Exercise Price
<$ 3	925	2011-2012	$ 2	285	$ 3
$ 3 - $ 7	1,121	2004-2010	$ 5	621	$ 5
$ 8 - $13	194	2004-2009	$ 8	146	$ 8
$14 - $17	171	2006-2008	$ 15	170	$ 15
	2,411		$ 5	1,222	$ 6

b) Earnings Per Share

	Six months July 31, 2003	Six months January 31, 2003	12 months July 31, 2002
Net loss for the period	$ (15,909)	$ (34,436)	$ (92,159)
Less: Accretion of equity component of convertible subordinated notes	(11,479)	–	–
Total	$ (27,388)	$ (34,436)	$ (92,159)
Basic and diluted loss per share	$ (0.27)	$ (0.92)	$ (2.46)
Weighted average number of shares outstanding*	99,947,222	37,425,219	37,425,219

*not shown in thousands

In calculating the weighted average number of shares outstanding, the 22.9 million shares issued as part of the restructuring were assumed to be issued as of January 31, 2003.

The potentially dilutive effect of the conversion of the convertible subordinated notes and the exercise of options related to the New Members' and Management Stock Option Plans were not included in the calculation of diluted earnings (loss) per share as the result would be anti-dilutive.

15. CONVERTIBLE SUBORDINATED NOTES - EQUITY COMPONENT

The company issued $255 million of convertible subordinated notes as part of the January 31, 2003 financial restructuring. As outlined in note 12c these convertible subordinated notes are classified on the balance sheet into their debt and equity components. The table below provides a continuity of the equity component.

January 31, 2003 face value	$ 255,000
Portion reflected as share capital - reorganization adjustment (see note 2)	(8,487)
Portion reflected as debt - reorganization adjustment (see note 2)	(22,234)
	224,279
Fair value adjustment (see note 2)	(68,013)
January 31, 2003 fair value - post fresh start	156,266
Accretion to retained earnings (see note 14b)	11,479
Conversions in the six-month period ended July 31, 2003 with a face value of $50.2 million (see note 14)	(37,082)
	$ 130,663

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

16. POST EMPLOYMENT BENEFITS

	Pension Benefit Plans		Retirement Allowances	
	July 31 2003	January 31 2003	July 31 2003	January 31 2003
Plan Assets				
Fair value, at beginning of period	$ 228,547	$ 248,534	$ –	$ –
Actual return on plan assets	3,188	3,799	–	–
Employer contributions	–	–	76	128
Employees' contributions	172	189	–	–
Benefits paid	(8,105)	(7,478)	(76)	(128)
Fresh start adjustment	–	(16,497)	–	–
Fair value, at end of period	223,802	228,547	–	–
Accrued Benefit Obligation				
Balance, beginning of period	187,914	184,571	4,875	6,469
Current service cost	873	989	98	98
Interest cost	6,064	6,050	152	152
Benefits paid	(8,149)	(7,507)	(76)	(128)
Actuarial (gains) losses	–	–	–	–
Plan amendments	–	–	–	–
Fresh start adjustment	–	3,811	–	(1,716)
Balance, end of period	186,702	187,914	5,049	4,875
Funded status-plan surplus (deficit)	37,100	40,633	(5,049)	(4,875)
Unamortized net actuarial loss (gain)	4,697	–	–	(1,565)
Unamortized past service costs	–	–	–	–
Unamortized transitional asset	–	–	–	–
Accrued benefit asset (liability)	41,797	40,633	(5,049)	(6,440)
Valuation allowance	(39,127)	(37,408)	–	–
Accrued benefit asset (liability), net of valuation allowance	2,670	3,225	(5,049)	(6,440)
Add: accrued benefit liability of proportionately consolidated companies	(291)	(314)	–	–
Consolidated accrued benefit asset (liability), net of valuation allowance	$ 2,379	$ 2,911	$ (5,049)	$ (6,440)

The significant actuarial assumptions adopted in measuring the company's accrued benefit assets are as follows:

	Pension Benefit Plans			Retirement Allowance		
	July 31 2003	January 31 2003	July 31 2002	July 31 2003	January 31 2003	July 31 2002
Discount rate	6.50%	6.50%	7.10%	6.50%	6.50%	6.60%
Expected long-term rate of return on plan assets	7.00%	7.00%	8.00%	–	–	–
Rate of compensation increase	3.50%	3.50%	3.00%	4.00%	4.00%	3.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars except as noted

The company's net benefit plan (income) expense is as follows:

	Pension Benefit Plans			Retirement Allowance		
	Six Months ended July 31 2003	Six Months ended January 31 2003	12 Months ended July 31 2002	Six Months ended July 31 2003	Six Months ended January 31 2003	12 Months ended July 31 2002
Current service cost	$ 701	$ 799	$ 1,442	$ 98	$ 98	$ 265
Interest cost	6,064	6,050	12,634	152	152	446
Expected return on plan assets	(7,885)	(8,415)	(21,917)	-	-	-
Amortization of past service costs	-	-	2,324	-	-	-
Amortization of net actuarial gain	-	-	(2,218)	-	-	(225)
Amortization of transitional asset	-	-	(6,291)	-	-	-
Valuation allowance provided against accrued benefit asset	1,719	2,216	9,522	-	-	-
Curtailment/settlement gains	-	-	-	-	-	(565)
	599	650	(4,504)	250	250	(79)
Net benefit expense of proportionately consolidated companies	135	96	282	-	-	-
Net benefit (income) expense	$ 734	$ 746	$ (4,222)	$ 250	$ 250	$ (79)

The total expense for the company's defined contribution plans for the six months ended July 31, 2003 is $1.4 million (six months ended January 31, 2003 - $1.5 million, 12 months ended July 31, 2002 - $3.5 million).

17. INTEREST AND SECURITIZATION FEES AND EXPENSE

a) Interest

	Six Months ended July 31, 2003	Six Months ended January 31, 2003	12 Months ended July 31, 2002
Interest on long-term debt	$ 11,218	$ 16,112	$ 34,589
Other interest	6,896	1,922	11,126
Interest accretion and amortization of deferred financing costs	5,693	5,616	12,046
	$ 23,807	$ 23,650	$ 57,761

b) Securitization

Securitization expense	$ -	$ 3,016	$ 7,796

18. CORPORATE TAXES

a) The recovery of (provision for) corporate taxes consists of:

	Six Months ended July 31, 2003	Six Months ended January 31, 2003	12 Months ended July 31, 2002
Current	$ 1,053	$ (2,647)	$ (5,860)
Future	1,747	22,827	48,482
	$ 2,800	$ 20,180	$ 42,622

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

b) The company's effective income tax rate is determined as follows:

	Six Months ended July 31, 2003	Six Months ended January 31, 2003	12 Months ended July 31, 2002
Basic federal and provincial tax rate	40.3%	40.3%	43.0%
Future income taxes not recognized	(20.2)	-	-
Loss on disposal and provisions, where tax benefit not recognized	-	0.3	(7.8)
Future taxes due to reduction in tax rates	-	-	(2.3)
Federal and provincial capital taxes	(0.4)	(2.7)	(1.8)
Other	(4.7)	(1.0)	0.5
	15.0%	36.9%	31.6%

The "Other" category reflects the impact of the manufacturing and processing deduction, tax paid on equity earnings, non-taxable dividends, non-controlling interest, investment tax credits and miscellaneous adjustments.

c) Income taxes allocated to future years are comprised of the following:

	July 31 2003	January 31 2003
Future tax assets:		
Non-capital loss carry-forwards	$ 72,814	$ 66,783
Restructuring and refinancing costs not deducted for tax	15,688	15,177
Senior subordinated notes	(9,068)	(10,545)
Convertible subordinated notes, debt component	6,798	8,227
Undepreciated capital cost in excess of net book value	124,747	120,336
Other	12,545	19,758
Subtotal	223,524	219,736
Valuation allowance*	(141,576)	(138,630)
Total future tax assets	$ 81,948	$ 81,106

*The valuation allowance represents management's best estimate of the allowance necessary to reflect the future tax assets at an amount that the company considers it likely to be realized over a period not to exceed five years.

Classified in the consolidated financial statements as:

Current future tax asset	$ 1,624	$ 782
Long-term future tax asset	80,324	80,324
	$ 81,948	$ 81,106

Future tax liabilities:		
Net book value in excess of undepreciated capital cost	$ 12,687	$ 13,669
Reclamation costs not deductible for tax	(4,933)	(4,955)
Other	(201)	195
Total future tax liabilities	$ 7,553	$ 8,909

Classified in the consolidated financial statements as:

Current future tax liability	$ -	$ -
Long-term future tax liability	7,553	8,909
	$ 7,553	$ 8,909

d) At July 31, 2003, the company has net capital loss carry forwards of $3.8 million. These losses can be carried forward indefinitely and applied against taxable capital gains realized. The future tax benefits of these losses have not been recognized in these financial statements.

19. LOSS ON DISPOSALS

In the year ended July 31, 2002, the company disposed of various assets and investments, receiving total cash proceeds of $153.6 million and realizing a net loss of $17.6 million, or $5.8 million after tax.

20. RESTRUCTURING AND OTHER PROVISIONS

In the year ended July 31, 2002, the company recorded a provision of $29.8 million as an extension of its previous elevator consolidation program, and in an effort to reduce costs and improve efficiency. The company also recorded a provision of $24.6 million for Comercializadora La Junta, S.A. de C.V. (CLJ), representing management's best estimate of the impairment in the carrying value and the related costs of its investment in CLJ. CLJ owns a port terminal in Manzanillo, Colima, Mexico.

The total provision was $54.4 million, or $44.3 million after tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

21. FINANCIAL INSTRUMENTS AND HEDGING

The company uses commodity futures contracts to hedge the risk associated with commodity prices. In addition, the company uses derivative financial instruments to manage its exposure to market risks relating to interest rates and foreign currency exchange rates. The company does not use commodity futures contracts or derivative financial instruments for speculative trading purposes.

In accordance with GAAP, derivative financial instruments outstanding at period ends (forward foreign exchange contracts and interest rates swaps) are required to be disclosed. No interest rate swaps are in existence at July 31, 2003 or January 31, 2003. Forward foreign exchange contracts, none of which have terms longer than three years, including the company's proportionate share of joint ventures, are as follows:

	Sells
July 31, 2003	
Notional U.S. dollars	$ 92,292
Canadian equivalent	$ 136,641
Fair value	$ 129,521
January 31, 2003	
Notional U.S. dollars	$ 74,202
Canadian equivalent	$ 115,965
Fair value	$ 113,088

a) Credit Risk

The company is exposed to credit risk from customers in all the business segments. In the Grain Handling and Marketing segment, a significant amount is receivable from the CWB (see note 4). The customer base in all other segments is diverse which minimizes significant concentration of credit risk. Credit risk is limited due to the large number of customers in differing industries and geographic areas.

The company is exposed to credit loss in the event of non-performance by counterparties to the derivative financial instruments but does not anticipate non-performance by these counterparties. All counterparties are highly rated financial institutions.

b) Fair Value

The carrying value of long-term debt (see note 12) that bears interest at variable rates approximates fair value. The fair value of long-term debt that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available.

The carrying value of other financial instruments, cash, cash in trust, accounts receivable, bank indebtedness, short-term borrowings, members' demand loans and shares and accounts payable and accrued liabilities approximate fair value due to their short-term maturities or redeemable nature.

The fair value of derivative financial instruments consisting of foreign exchange contracts, reflects the estimated amounts that the company, its subsidiaries and its proportionate share of the joint ventures would receive or pay to settle the contracts at the reporting date. However, this does not represent the total gain or loss to the company, its subsidiaries or its proportionate share of the joint ventures as the hedged position is matched to certain of the related assets or liabilities.

22. INTERESTS IN JOINT VENTURES

The following summarizes the company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

	July 31 2003	January 31 2003
Current assets	$ 91,832	$ 82,576
Long-term assets	$ 61,575	$ 63,645
Current liabilities	$ 63,963	$ 51,061
Long-term liabilities	$ 29,715	$ 31,627

	Six months ended July 31 2003	Six months ended January 31 2003	12 months ended July 31 2003
Revenue	$ 116,341	$ 70,613	$ 498,951
Expenses	$ 100,373	$ 69,664	$ 491,349
Net earnings	$ 15,968	$ 949	$ 7,602
Cash from operating activities	$ 41,450	$ 12,736	$ 14,182
Cash used in financing activities	$ (24,376)	$ (4,767)	$ (3,443)
Cash (used in) from investing activities	$ (4,956)	$ 962	$ 5,708

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

23. SEGMENTED INFORMATION

The company operated under four business segments during the year, the principal activities of which are as follows:

a) Grain Handling and Marketing

Activities consist of handling and marketing of grain including the collection of grain through the company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications and sales to domestic or export markets.

b) Agri-products

Activities consist of sales of a variety of agri-products including crop protection products, seed and seed treatments, fertilizer and farm equipment.

c) Agri-food Processing

Activities involve manufacturing and marketing of value-added products associated with oats and malt barley.

d) Other

Other activities primarily consist of hog production and marketing; the sale of feed for livestock, poultry and fish; and the assets held by the Corporate division.

The accounting policies of the segments are the same as those described in the summary of accounting policies. The company accounts for inter-segment sales at current market prices as if the sales were to third parties.

	Six Months ended July 31, 2003		
	2003	2003	2003
	Total	Inter-segment	External
Sales	Sales	Sales	Sales
Grain Handling and Marketing[1]	$ 283,737	$ 13,490	$ 270,247
Agri-products	319,347	–	319,347
Agri-food Processing	64,495	1,129	63,366
Other	45,177	191	44,986
	$ 712,756	$ 14,810	$ 697,946

	Six Months ended January 31, 2003			12 Months ended July 31, 2002		
	2003	2003	2003	2002	2002	2002
	Total	Inter-segment	External	Total	Inter-segment	External
Sales	Sales	Sales	Sales	Sales	Sales	Sales
Grain Handling and Marketing[1]	$ 530,392	$ 16,919	$ 513,473	$ 1,015,597	$ 48,207	$ 967,390
Agri-products	123,198	–	123,198	435,938	–	435,938
Agri-food Processing	65,142	474	64,668	545,010	1,505	543,505
Other	30,460	601	29,859	107,797	950	106,847
	$ 749,192	$ 17,994	$ 731,198	$ 2,104,342	$ 50,662	$ 2,053,680

[1] Includes grain sales and service revenue and Canadian Wheat Board tariffs.

	Six Months ended July 31, 2003		
Segment Earnings	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ (6,393)	$ 4,605	$ (10,998)
Agri-products	29,423	4,404	25,019
Agri-food Processing	8,926	2,492	6,434
Other	(5,312)	1,072	(6,384)
Segment Results	26,644	12,573	14,071
Corporate Expenses	(8,973)	–	(8,973)
Per Financial Statements	$ 17,671	$ 12,573	$ 5,098

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars except as noted

	Six Months ended January 31, 2003		
Segment Earnings	EBITDA	Amortization	EBIT
Grain Handling and Marketing	$ 7,169	$ 14,883	$ (7,714)
Agri-products	(5,926)	3,677	(9,603)
Agri-food Processing	6,327	2,542	3,785
Other	(1,873)	4,438	(6,311)
Segment Results	5,697	25,540	(19,843)
Corporate Expenses	(7,854)	253	(8,107)
Per Financial Statements	$ (2,157)	$ 25,793	$ (27,950)

	Twelve Months ended July 31, 2002			
Segment Earnings	EBITDA	Amortization	Provisions	EBIT
Grain Handling and Marketing	$ 27,655	$ 32,961	$ 24,600	$ (29,906)
Agri-products	21,827	11,659	(7,818)	17,986
Agri-food Processing	35,376	15,111	28,991	(8,726)
Other	4,449	9,701	(3,567)	(1,685)
Segment Results	89,307	69,432	42,206	(22,331)
Corporate Expenses	(15,628)	1,505	29,760	(46,893)
Per Financial Statements	$ 73,679	$ 70,937	$ 71,966	$ (69,224)

Capital Expenditures	Six Months ended July 2003	Six Months ended January 2003	12 Months ended July 2002
Grain Handling and Marketing	$ 642	$ 837	$ 4,061
Agri-products	649	565	1,785
Agri-food Processing	1,038	1,868	5,905
Other	97	87	638
Per Financial Statements	$ 2,426	$ 3,357	$ 12,389

Assets	As at July 31, 2003	As at January 31 2003
Grain Handling and Marketing	$ 380,933	$ 434,683
Agri-products	166,762	160,574
Agri-food Processing	91,810	95,978
Other	144,500	151,498
Per Financial Statements	$ 784,005	$ 842,733

Foreign Sales	Six Months ended July 2003	Six Months ended January 2003	12 Months ended July 2002
Grain Handling and Marketing	$ 77,112	$ 145,354	$ 309,539
Agri-products	1,171	827	612
Agri-food Processing	54,516	54,317	211,999
Other	5,223	5,504	5,317
	$ 138,022	$ 206,002	$ 527,467

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars except as noted

24. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) The company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to railcars, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at July 31, 2003 are as follows:

2004	$ 7,759
2005	$ 6,431
2006	$ 5,667
2007	$ 4,526
2008	$ 3,943
Subsequent years	$22,936

b) The company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their business. Although such matters cannot be predicted with certainty, management does not consider the company's exposure to such litigation to be material to these consolidated financial statements.

c) Banking letters of credit and similar instruments – see note 9.

d) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the company. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to reimburse loan losses in excess of a credit loss reserve. At July 31, 2003, $135 million was outstanding under the program of which $1.3 million represented past due amounts related to the 2002 crop year. The company expects that loan losses in excess of the credit loss reserve will not be significant.

25. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS 2003

HOW TO USE THIS MD&A

The Pool completed a financial restructuring on March 14, 2003. As a result, the company has accounted for the reorganization by using the principles of comprehensive revaluation. This revaluation, known as "fresh start accounting," limits the comparability of the Pool's current financial results to those of prior periods. Additionally, management has prepared its discussion in the context of its industry, market environment, financial performance, priorities, opportunities and risks for the future.

FINANCIAL RESTRUCTURING

On October 24, 2002, following two and a half years of prolonged drought on the Prairies that severely restricted cash flow, Saskatchewan Wheat Pool announced its intention to develop a consensual restructuring plan with its banks and medium term noteholders. The process was effectively finalized on February 4, 2003, and completed in March of 2003 with the exchange of $405 million in senior secured debt for $150 million of senior subordinated notes, $255 million of convertible subordinated notes and 22,938,037 Class B non-voting shares. Additional information is contained in Note 2 to the consolidated financial statements.

FRESH START ACCOUNTING

The restructuring has been accounted for using the principles of comprehensive revaluation (fresh start accounting) as required by Generally Accepted Accounting Principles (GAAP). As a result of the financial restructuring, the Pool became a new reporting entity with a new opening balance sheet effective January 31, 2003.

The balance sheet is presented on a post-restructuring basis as at January 31, 2003, and July 31, 2003. Balance sheets for prior periods are not comparable because they were prepared on a historical cost basis. Specifically, a revaluation was made of the company's debt and equity components based on market values at the time of the revaluation with corresponding adjustments made to asset values. Readers may refer to Note 2 to the Consolidated Financial Statements for a complete description of the revaluation.

The company's statements of earnings and cash flows include the financial results for the six months ended January 31, 2003, prior to the restructuring, along with the six months ended July 31, 2003, post-restructuring, using the principles of fresh start accounting. The cumulative total of these two reporting periods are not comparable to the 12 months ended July 31, 2002, because of the 2003 reorganization and subsequent comprehensive revaluation.

COMPANY OVERVIEW

The Pool is an integrated and diversified company engaged in four distinct but interrelated agri-businesses. It is the largest publicly traded agri-business in the province of Saskatchewan and the second largest in Western Canada.

The company's core businesses are grain handling and marketing and agri-products sales. The Pool also participates in agri-food processing and livestock production through wholly owned and affiliated companies and through strategic alliances and supply agreements.

BUSINESS MODEL

Saskatchewan Wheat Pool's business model is designed to optimize its position in the agri-food pipeline by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of its value-added pipeline.

The pipeline begins with the producer. The Pool works with its producer customers to provide specialized varieties of grains and oilseeds, along with fertilizer, crop inputs and agronomic services, in an effort to support high-quality, high-yielding commodities demanded in the international marketplace. Through production contracts, trucking premiums and targeted marketing programs, the Pool attracts grain into its high throughput grain handling network where the product is cleaned, dried and blended before it is sold to the domestic or export market. The Pool, through commodity specialists, markets its inventories to end-use customers, shipping the product by truck or rail to domestic users or to export positions. For the international marketplace, the product primarily moves through a port terminal facility to the end user where it is further processed into food and other agriculturally based products.

GRAIN HANDLING AND MARKETING

The Pool's grain handling and marketing operations consist of 43 high throughput grain handling and marketing terminals and 11 seed cleaning and specialty plants strategically located in the prime agricultural growing regions of Western Canada, two wholly owned port terminal export facilities located in Vancouver, British Columbia, and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia.

AGRI-PRODUCTS

The Pool's Agri-products segment consists of 100 retail locations throughout Western Canada, including its grain handling and marketing facilities, through which the Pool sells seed, fertilizer and crop protection products. The Agri-products segment also includes a research and development center located at the University of Saskatchewan, the company's share of jointly owned affiliate Western Co-operative Fertilizers (WCFL), a fertilizer wholesaler located in Calgary, Alberta, and the Pool's interest in Interprovincial Co-operative Limited (IPCO), a chemical formulation plant in Winnipeg, Manitoba. Through its strategic alliances with Farm Credit Canada and John Deere Credit, the Pool also offers agri-products financing to Prairie producers.

AGRI-FOOD PROCESSING

The Pool's significant interests in agri-food processing include wholly owned Can-Oat Milling, the world's largest industrial oat miller, with approximately 40% of the capacity within its primary competitor group; and 42% owned Prairie Malt Limited, one of North America's largest single-site malting plants.

OTHER

Through its interest in the Heartland Group of Companies, the Pool is involved in hog production and marketing. The Pool wholly owns three hog production facilities and holds majority interests in four other facilities, all located in Saskatchewan. The Pool also operates a feed mill at North Battleford and an aquaculture operation at Lake Diefenbaker, both located in Saskatchewan.

MARKET ENVIRONMENT

GRAINS AND OILSEEDS

Western Canada typically produces about 53 million tonnes of grains and oilseeds annually, of which 63%, or 33 million tonnes, is available to licensed grain handlers. During the past two growing seasons, drought hit the Prairies, severely affecting the quantity and quality of commodities available to market participants in the following fiscal years.

For fiscal 2003, the crop production of 29 million tonnes was 45% below the five-year average because of the drought. Initial production estimates from this year's harvest suggest production for fiscal 2004 will rise to approximately 45 million tonnes in Western Canada, 85% of the five-year average, despite heat stress in the month of August and above average grasshopper populations. Based on these numbers, the Pool believes that approximately 26 million tonnes will be available to licensed grain handlers in fiscal 2004. Final production estimates will be available from Statistics Canada in December 2003.

From an export perspective, the Canadian Wheat Board (CWB) is the sole exporter of western Canadian wheat and barley (Board grains). The Pool also buys and markets for its own account, non-Board grains such as canola, oats, peas and mustard.

Exports in 2003 declined to historic lows of 12.6 million tonnes, just 50% of the five-year average, reflecting volume declines, poor quality and a significantly reduced Canadian Wheat Board export program. The Pool expects exports in fiscal 2004 to rebound to approximately 89% of the five-year average. Higher quality from this year's harvest, coupled with increased demand in the international export market due to a poor European crop, is expected to partially offset the impact of production declines and the corresponding impact on earnings.

Western Canadian Production
(millions of metric tonnes)


60
50
40
30
20
10
0
5-year Avg
F2001
F2002
F2003
F2004 EST

Source: October 2003, Statistics Canada Estimate
5-year average includes 1997-2001

Canadian Exports Excluding Products
(millions of metric tonnes)


20
15
10
5
0
5-year Avg
2001
2002
2003
2004 Est
Non-Board Grains & Oilseeds
Board Grains

Source: Non-Board - AAFC Oct. 8/03 Grains & Oilseeds Outlook and Pulse and Special Crops Outlook, Sept 17, 2003; CWB Estimate Oct. 9/03, Western Producer. 5-year average includes 1997-2001; Source: Canadian Grain Commission, "Exports of Canadian Grain"

AGRI-PRODUCTS MARKET

The agri-products industry in Western Canada is a mature market. It is made up of approximately 250 competitors servicing 1,000 locations throughout Western Canada. Independent retailers, who hold approximately 30% of the market, together with a host of major grain handlers, sell seed, fertilizer, crop protection products and small agricultural equipment.

Acreage – Western Canada
(thousands of acres)



30
25
20
15
10
5
0
All Wheat
Coarse Grains
Oilseeds
Special Crops
5-year Avg
2001
2002
2003
2004 Est

Source: Statistics Canada

Over the past decade, there has been a shift in crop mix with less cereal grain and more canola, oilseeds and special crops being grown. The increase drove crop input volumes and values higher. However, seeded acres for these crops peaked in 1995 and there has been no significant growth since that time.

Given stable production acreage and stable volumes of crop inputs applied per acre, the opportunity for revenue growth in the industry will come largely from price increases and cropping pattern shifts.

The seeded acreage of crops varies from year to year, based largely on price forecasts and input costs. Currently, the only long-term trend affecting seeded acreage is a steady increase in special crops (peas, lentils, mustard and canary seed) from 1.5 million acres in 1990-91 to 6.5 million acres in 2004. This growth may have reached its peak as Canada now has 50% of world exports in many of these crops.

The number of producers has decreased steadily and the average number of acres farmed, including owned and leased land, has grown to 1,600, meaning fewer customers with greater leverage. As a result, price, availability, information and service are the key sales drivers in this business.

The total market is approximately $2.7 billion in sales, geographically distributed as follows: Saskatchewan, $1.2 billion; Alberta, $0.9 billion; and Manitoba, $0.6 billion (Source: Statistics Canada, May 2003 Farm Operating Expenses & Depreciation Charges). The Pool competes in 17 market centers with an effective market coverage of approximately $1.8 billion. Low crop prices and poor growing conditions put pressure on volumes and margins from time to time, but in general, the industry has historically supported retail gross margins in the 15% range.

The industry is highly dependent on weather conditions and commodity prices. If poor growing conditions are anticipated due to drought or if commodity prices decline significantly, producers cannot justify the cost of inputs in terms of a return on investment and sales can suffer.

The industry is also highly seasonal with more than 75% of seed, fertilizer and crop protection products sold and delivered from mid-April to the end of June. This means that capacity is fully utilized during this period and underutilized the remainder of the year. This short-term high-level sales period requires strong logistical support to ensure timely deliveries that meet customer demands.

The fall season from August to November represents about 15% of the business. This market is also extremely dependent on the weather as early frost and snowfall can bring the season to a halt. A strong fall application period can relieve some of the spring logistical requirements because fertilizer will not be reapplied in the spring, while other products such as herbicides will be applied again in the spring.

OAT PROCESSING *(Sources: Statistics Canada, Can-Oat Milling)*

Canada is the second largest oat producer and largest oat and oat product exporter, representing 48% of the world oat export trade. Total world production of 25.6 million tonnes includes both feed and human consumption oat production. Canadian oat production represents approximately 13% of this total and over the past 15 years, the industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased. Approximately 25% to 30% of the annual crop is milling quality, while the rest is utilized as feed. Canada consumes less than 50% of its production and exports the remainder.

Geographical Breakdown of Canadian Exports
Human Oat Products Exports


Manitoba 56%
Sask. 27%
Alberta 14%

Quebec **1%** Ontario/BC **2%**

Demand for oat ingredients continues to be heavily concentrated in the hot and cold cereal and snack bar markets. Health concerns in the North American population have had a dramatic impact on the sale of oat products. In 1997, the Food and Drug Administration in the United States approved a health claim for oat-based products proclaiming that the soluble fibre from oatmeal, as part of a low-saturated fat, low-cholesterol diet, may reduce the risk of heart disease. This official acceptance has heightened consumer interest in oat-based foods.

There are four types of oat processors in the North American marketplace including brand managers, industrial finished ingredient suppliers, industrial primary ingredient suppliers and feed mills. Can-Oat Milling is an industrial finished ingredients supplier that supplies high-quality, high-value oat ingredients to consumer products companies for further processing.

HOG PRODUCTION

Pork is the most popular meat in the global marketplace, representing approximately 40% of total meat consumption. In 2002, 85 million tonnes of pork was produced and consumed worldwide (Source: USDA – October, 2003). The industry is forecast to grow to 104 million tonnes by 2012, which translates into a growth rate of 1.9% per year (Source: FAPRI, 2003 Baseline). The majority of growth will occur in China, which is expected to produce 50% of the world's production by that time. However, 100% of that country's pork is consumed domestically, and many believe that China may become a significant pork importer over the longer term due to increasing demands for high-protein food.

Canada processes approximately 1.8 million tonnes of pork annually. Quebec and Ontario dominate the industry with 57% while Saskatchewan accounts for approximately 9%.

The Prairies offer many competitive advantages in terms of hog production. The expansive land base is relatively low cost, and traditionally colder climates help minimize disease, reduce heat stress and maintain high feed conversion ratios. Western Canadian producers also have access to quality low-cost feed grains and strong demand from packers due to underutilized newer processing capacity in the system.

The market price of Canadian hogs is tied directly to the Midwest USA price, set by American packers who are driven by supply and demand at the retail level.

Low-cost production is a key success factor, and, accordingly, achieving economies of scale is a critical component in minimizing the fixed-cost component of each hog produced. Efficiency can also be improved through husbandry practices, nutritional practices and

health protocols. Success is dependent on farrowing rates, mortality rates and feed conversion ratios.

POOL PRIORITIES

With the financial restructuring complete, Saskatchewan Wheat Pool has developed key priorities intended to drive its strategic direction and re-position the Pool as a leader in the industry.

The Pool has already responded to deregulation, rail line abandonment and other industry shifts with an aggressive rationalization program. We will continue to assess all businesses to determine the optimum operating structure. We recognize that while the Pool's new financial structure gives us a new start, it is critical that we size our operations so that we can operate with flexibility within our financial limits. We will continue to assess geographic representation and product line offerings and identify new competitive opportunities to optimize our footprint. These opportunities must have a strategic fit with our corporate priorities. In many cases, these strategic initiatives will be supply agreements, partnerships or joint ventures with other companies, where there are opportunities to capture synergy, share expertise, minimize risk and grow our business. Our relationships with food processors, international trading partners and others are also critical to our ability to earn revenues along the value chain, particularly for non-Board grains that are not consumed domestically.

With the number of western Canadian family farms on the decline, farm operations are much larger and customer needs have changed. The Pool intends to build on the customer contact strategies implemented in 2001 by developing customized producer profiles and new marketing strategies that are specific to the customers' unique needs and are aligned with the company's competitive strengths. We will implement training programs for front-line staff to enhance their customer service skills and to encourage long-term customer relationships. We will help them allocate resources based on the value that can be realized from each customer and coach them to deliver innovative, customer-specific solutions.

As the industry continues its rationalization and consolidation, we will heighten our focus on operational excellence as the driving principle within the company. There is little or no product differentiation among competitors so competing effectively in this environment is largely dependent on price and service. To that end, the Pool has undergone an extensive cost reduction program over the past three years that has eliminated approximately $80 million in operating costs.

CAPABILITY TO DELIVER RESULTS

The Pool's ability to achieve success in the western Canadian agricultural industry is dependent upon a number of factors. Rationalization and consolidation of smaller inefficient facilities remains a key focus for the industry given the significant over-capacity that remains in the system. The Pool moved quickly to respond to this challenge and over the past three years has reduced its own capacity from 2.1 million tonnes to 1.2 million tonnes. Other competitors have also closed excess capacity, however, more rationalization must take place by competitors to improve the turnover ratios and efficiency within the entire system.

Velocity has also become a key driver in the Pool business model – that is the ability to move volume through its primary grain handling network quickly and efficiently while maintaining quality specifications. The Pool has more than 40% of the 100-car loading capacity in the

industry, well ahead of the 18% held by its closest competitor. This is important because rail companies, which are responsible for moving the grain to export position, offer grain handling companies incentives for loading product onto multi-car unit trains. The Pool shares these incentives with producers to lower their costs while attracting the grain into its system, in an effort to increase market share.

Transportation and logistics are key to managing the pipeline to maximize earnings. In fiscal 2003, the Pool shipped 93% of its grain and oilseeds in 25-, 50- and 100-car loads, with 74% loaded in 50s and 100s even though total shipments were down dramatically due to drought. Effective August 1, 2003, the railways amended their incentive programs as follows:

CP:	25-car loads	– $0.50 per tonne (previously $1.00 per tonne)
	50-car loads	– $4.00 per tonne (no change)
	100-car loads	– $7.00 per tonne (previously $6.00 per tonne)
	shuttle trains*	– $7.00 to $8.50 per tonne (previously $6.50 per tonne)
CN:	25-car loads	– $0.00 per tonne (previously $1.00 per tonne)
	50-car loads	– $4.00 per tonne (no change)
	100-car loads	– $6.00 per tonne (no change)
	shuttle trains*	– $7.00 per tonne (previously $6.50 per tonne)

** A shuttle train is a dedicated train of 100 cars or more that is loaded at one facility, moved to export position, unloaded in 24 hours and returned to the next point of origin. Grain companies commit to a fixed number of trips in order to maximize the shuttle train incentive.*

The ability to fully capitalize on the efficiencies and economies of scale within the western Canadian grain handling system remains dependent upon the regulatory environment. Regulation exists in many facets of the business, despite attempts by the industry to encourage deregulation over the past five years.

The amount of revenue generated by railway companies through the grain handling system is regulated. The Canadian Wheat Board also plays a significant role in the grain transportation system, due to its monopoly over the export of western Canadian cereal grains.

The role of the CWB in grain transportation has been steadily evolving. In an effort to move to a more deregulated commercial environment, the CWB and the industry agreed in 2001 to a tendering process whereby not less than 25% of total business volumes from the CWB in 2001 and 2002 and not less than 50% in 2003 would be put to tender. Grain companies bid on the right to supply the grain and, if awarded the tender, receive railcar supply outside the regular CWB allocation process.

Tendering was limited in 2001, as most of the larger grain companies did not participate, awaiting further clarification of the rules. In 2002 and 2003, despite two years of back-to-back drought, tendering was successful in improving system efficiency. According to the CWB, the cost savings enjoyed by Prairie producers resulting from tendering and related processes such as freight and terminal rebates and performance penalties in 2002 and the first nine months of 2003 totalled $61.5 million.

On August 7, 2003, the CWB made the decision to change its tendering program because of complaints by a number of smaller players who were having difficulty competing in the more commercialized environment. A new policy was implemented the week of October 19, 2003, reducing the tendered portion of the CWB program to 20% for fiscal 2004. The remaining 80% will revert back to an allocation formula, based on a grain company's previous 18-week producer deliveries. Approximately one-quarter of the railcars in the allocation will be awarded two weeks in advance to allow companies to more accurately plan their shipments. The Pool

believes the program changes do not encourage long-term system efficiency and will reduce the ability of grain companies to maximize their multi-car loading systems, thereby reducing the savings available to producers through rail incentives. However, the extent of the impact on the industry is yet to be fully measured. The Pool believes market share will begin to mirror a company's storage capacity, with gains being achieved at a slower rate and primarily through system consolidation. For fiscal 2004, the Pool expects Prairie market share in the range of 22% to 24%.

With respect to the company's agri-products operation, the Pool is involved at various levels of the value chain in the fertilizer business through its ownership interest in WCFL, and in the seed business beginning with seed research and development through to sales. In crop protection products, the Pool is involved through IPCO, a chemical formulation plant located in Manitoba, as well as at the retail level. The Pool's market coverage is extensive. Approximately 90% of the Pool's customers are located within 30 to 40 miles of a Pool facility.

Its interest in WCFL provides the Pool with supplies of low-cost fertilizers sourced from WCFL's 34% ownership interest in Canadian Fertilizers Limited, a fertilizer manufacturer. In addition, the Pool receives patronage dividends each year from WCFL based on the amount of fertilizer it purchases through that company.

Crop mix is an important driver in the agri-products industry as crops like wheat and barley require substantially fewer crop inputs than special crops and canola. For example, producers invest approximately $60 per acre on a canola crop, which includes the seed that they typically purchase each year. For wheat, approximately $20 per acre is invested, and for certain varieties, the wheat can be re-seeded from the previous year's harvest. The amount of agri-products the Pool sells is therefore dependent upon seeding intentions and the company must be flexible and timely in the purchase of its products for the heavy spring selling season.

Fertilizer pricing is also a business driver for agri-products operators. Natural gas is an important component of fertilizer and as its price fluctuates so do fertilizer prices. Producers' buying behaviour, both in terms of timing and quantity, will change depending on pricing. As a result, companies must monitor pricing to secure fertilizer at the right time and be flexible with supply to ensure the demand will be met during the application period.

The agri-products business requires substantial working capital. Over the past three years, the Pool has focused on reducing its working capital requirements in this business. The first major initiative involved the outsourcing of agri-products financing provided to producers, to Farm Credit Canada. This eliminated Pool financing, which ranged between $100 million and $200 million per year. At the same time, it provided producers with lower-cost, longer-term, financing to support their on-farm cash management strategies. Since 2001, the Pool has also reduced its net-owned agri-products inventory by 65% by eliminating a number of product lines and by selling and exiting product lines with lower turnover rates. This has allowed and will continue to allow our agri-products sales force to focus on products that generate higher returns.

Barriers to entry into the agri-products market are low. A significant number of smaller independent retailers already enjoy the largest share of the market. Customer service strategies that allow the Pool to bundle its seed, fertilizer and crop protection products with its financing and agronomic services will be key to retaining and growing market share in the future.

SELECTED FINANCIAL INFORMATION

ANNUAL:

(in thousands)	SIX MONTHS ENDED JULY 31, 2003	SIX MONTHS ENDED JANUARY 31, 2003 (restated)	TWELVE MONTHS ENDED JULY 31, 2002 (restated)
		*Pre-Restructuring***	*Pre-Restructuring***
GROSS BILLINGS			
Grain sales and service revenue	$ 255,967	$ 496,805	$ 917,240
Sales and service revenue – other segments	427,700	217,725	1,086,291
Sales and service revenues	683,667	714,530	2,003,531
Canadian Wheat Board gross billings	264,181	255,717	777,875
	$ 947,848	$ 970,247	$ 2,781,406
Sales and service revenues	$ 683,667	$ 714,530	$ 2,003,531
Canadian Wheat Board tariffs	14,279	16,668	50,149
Sales and other operating revenues	697,946	731,198	2,053,680
Cost of sales and operating expenses	(653,124)	(710,069)	(1,904,342)
Selling and administrative expenses	(27,204)	(24,519)	(76,526)
Non-controlling interest recovery	53	1,233	867
Earnings before interest, securitization, taxes, depreciation and amortization (EBITDA)	17,671	(2,157)	73,679
Amortization	(12,573)	(25,793)	(70,937)
Loss on disposals and provisions	–	–	(71,966)
Earnings (loss) before interest and taxes	5,098	(27,950)	(69,224)
Interest expense	(23,807)	(23,650)	(57,761)
Securitization expense	–	(3,016)	(7,796)
Loss before corporate taxes	(18,709)	(54,616)	(134,781)
Recovery of corporate taxes	2,800	20,180	42,622
Net loss	$ (15,909)	$ (34,436)	$ (92,159)
Cash flow from (used in) operations	$ 1,856	$ (26,404)	$ (3,326)
SALES AND OTHER OPERATING REVENUES BY SEGMENT			
Grain Handling and Marketing	$ 283,737	$ 530,392	$ 1,015,597
Agri-products	319,347	123,198	435,938
Agri-food Processing	64,495	65,142	545,010
Other	45,177	30,460	107,797
Inter-segment sales	(14,810)	(17,994)	(50,662)
Per financial statements	$ 697,946	$ 731,198	$ 2,053,680
EBITDA BY SEGMENT			
Grain Handling and Marketing	$ (6,393)	$ 7,169	$ 27,655
Agri-products	29,423	(5,926)	21,827
Agri-food Processing	8,926	6,327	35,376
Other	(5,312)	(1,873)	4,449
	26,644	5,697	89,307
Corporate expenses	(8,973)	(7,854)	(15,628)
Per financial statements	$ 17,671	$ (2,157)	$ 73,679

QUARTERLY:

	Pre-Restructuring**		Post-Restructuring	
	OCTOBER 31	JANUARY 31	APRIL 30	JULY 31
Fiscal 2003 (restated except July 31, 2003)				
Gross billings	$469,523	$500,724	$310,042	$637,806
Sales and service revenues	322,535	391,995	216,136	467,531
Canadian Wheat Board tariffs	10,339	6,329	5,039	9,240
Sales and other operating revenues	332,874	398,324	221,175	476,771
EBITDA	1,156	(3,313)	(7,751)	25,422
EBIT	(11,762)	(16,188)	(14,406)	19,504
Net earnings (loss)	(15,618)	(18,818)	(30,452)	14,543
Net earnings (loss) per share *	$ (0.42)	$ (0.50)	$ (0.56)	$ 0.07
		Pre-Restructuring**		
Fiscal 2002 (restated)				
Gross billings	$673,398	$774,040	$549,701	$784,267
Sales and service revenues	466,643	567,313	383,405	586,170
Canadian Wheat Board tariffs	13,883	13,923	10,377	11,966
Sales and other operating revenues	480,526	581,236	393,782	598,136
EBITDA	16,998	17,679	2,682	36,320
EBIT before provisions	(762)	(1,114)	(14,676)	19,294
EBIT	4,521	(23,837)	(6,958)	(42,950)
Earnings (loss) before provisions	(15,651)	(12,816)	(18,690)	5,098
Earnings (loss) per share before provisions	(0.42)	(0.34)	(0.50)	0.14
Net earnings (loss)	(12,394)	(25,974)	(12,696)	(41,095)
Net earnings (loss) per share *	$ (0.33)	$ (0.69)	$ (0.34)	$ (1.10)

*Notes: * Diluted earnings per share would be anti-dilutive.*

*** Pre-restructuring refers to the consolidated financial information prior to the financial restructuring of the company, and the subsequent revaluation of the company's assets, liabilities and equity.*

SUMMARY OF CONSOLIDATED RESULTS

Because of the Pool's recent restructuring and the revaluation that was completed effective January 31, 2003, financial statements for prior periods are not comparable. Sales and EBITDA remain comparable on a 12-month basis; however, the remaining income statement items such as depreciation, interest and earnings are not comparable because of the comprehensive revaluation of assets, liabilities and equity.

PRESENTATION OF SALES AND OTHER OPERATING REVENUES

In fiscal 2003, the Pool adopted a new Canadian Institute of Chartered Accountants (CICA) standard regarding recognition of revenue. This standard applies to the company's and the industry's handling of grains on behalf of the CWB. As a result, the Pool's sales and other operating revenue no longer reflect CWB gross billings. For CWB grains, the income

statement will reflect the tariffs that are received by the Pool on those purchases. For non-Board grains, the gross value of those grains and oilseeds will remain in the Sales and Other Operating Revenues category. The change also results in the classification of those amounts due from the CWB as accounts receivable as opposed to recording CWB grain as inventory, which was the previous practice. It is important to note that this change in accounting policy has no impact on the earnings or retained earnings of the company. The net effect of this change on sales is as follows:

Gross Billings

(in millions)	FISCAL 2003	FISCAL 2002
Grain sales and service revenue	$ 752.8	$ 917.2
Sales and service revenue – other segments	645.4	1,086.3
Sales and service revenues	1,398.2	2,003.5
CWB gross billings (now excluded)	519.9	777.9
Gross billings	$ 1,918.1	$ 2,781.4
Sales and other operating revenues		
Sales and service revenues	$ 1,398.2	$ 2,003.5
Canadian Wheat Board tariffs	30.9	50.2
Total sales and other operating revenues	$ 1,429.1	$ 2,053.7

Sales and other operating revenues of $1.4 billion are down from the previous year by $625 million. Approximately 70% of the variance relates to sales recorded in the 2002 fiscal year from companies that were sold in that year. The remainder relates to the impact of drought on grain handling volumes and on the quality of commodities available for export.

Partially offsetting the decline were sales increases from the Pool's Agri-products segment. Renewed moisture in the spring of 2003 drove spring fertilizer sales, while heightened grasshopper populations increased demand for crop protection products. The Agri-food Processing segment also realized sales growth due to Can-Oat's continued commitment to securing supply agreements with key food processors.

Selling and administrative expenses for fiscal 2003 were $51.7 million, down from $76.5 million in 2002. This primarily reflects the sale of certain businesses in 2002 as well as the Pool's continued commitment to managing its core operating costs through the last two years of drought.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, were $15.5 million for fiscal 2003, which includes an $11 million grain insurance recovery and compares to $73.7 million in 2002. Approximately $13 million or 22% of the variance against 2002 relates to companies that were sold in that year. The remainder is attributable to weather that cut western Canadian production by 45% and dramatically reduced industry shipments, combined with low pork prices in fiscal 2003 that negatively affected Heartland Pork results.

Interest and securitization expense of $65.6 million in fiscal 2002 included $45.7 million in interest costs associated with the Pool's consolidated operating lines, term bank debt and $300 million in medium term notes, $7.8 million in securitization expenses and $12.1 million in deferred financing costs. For the six months ending January 31, 2003, prior to the restructuring, the Pool's interest and securitization costs related to this debt structure totalled $21.1 million with an additional $5.6 million in non-cash deferred financing costs.

Post restructuring, cash interest costs will decline considerably reflecting the new capital structure that was established effective January 31, 2003. Interest costs for the last six months of fiscal 2003 related to the financing provided by the Pool's bankers and senior subordinated noteholders, were $23.8 million. This included $18.1 million in cash interest and non-cash interest of $5.7 million associated with the accretion of the senior subordinated notes and the debt component of the convertible subordinated notes. (Accretion is the accounting concept where discounted financial statement balances are increased on a systematic basis to eventually equal their face values at maturity.) Deferred financing costs were eliminated as a result of the revaluation process.

Depreciation and amortization of $70.9 million in fiscal 2002 and $25.8 million in the first six months of fiscal 2003 reflect the pre-restructuring asset values on the balance sheet. For the last six months of 2003, amortization was $12.6 million primarily reflecting the amortization associated with the fair value of property, plant and equipment determined on January 31, 2003 – the fresh start application. In fiscal 2004, the company expects annual charges of approximately half the historical pre-restructuring levels.

Earnings before interest and taxes, or EBIT, for the 12 months ended July 31, 2002, were $2.7 million, prior to losses on disposals, organizational restructuring and other provisions. For the first six months of fiscal 2003, prior to the financial restructuring, EBIT was a loss of $28.0 million. For the last six months of fiscal 2003, the company recorded positive EBIT of $5.1 million.

For fiscal 2002, the Pool's loss prior to disposals and other provisions was $42.1 million and the consolidated net loss was $92.2 million or $2.46 per share. For the first six months of fiscal 2003, the consolidated net loss was $34.4 million or $0.92 per share. For the last six months of fiscal 2003, the consolidated net loss was $15.9 million or $0.27 per share. The calculation of earnings per share for the last six months of 2003 includes the net loss of $15.9 million and the $11.5 million related to the accretion of the equity component of the convertible subordinated notes and a weighted average number of Class B shares of 99.9 million.

SEGMENT RESULTS

GRAIN HANDLING AND MARKETING

The Pool's Grain Handling and Marketing segment shipped 4.8 million tonnes of grains and oilseeds in fiscal 2003, down 35% from the previous year. This was a direct result of the 2002 drought that slashed western Canadian production by 45%.

While the Pool's share of producer deliveries in Saskatchewan grew by one market share point during the year, the company's overall western Canadian market share finished the year at 21.1% compared to 22.8% last year. The decline reflects reductions in Saskatchewan's and Alberta's share of total production and marketings compared to non-drought areas of Manitoba where the Pool's presence is less pronounced.

Annual Volumes to July 31

(thousands of tonnes)	FISCAL 2003	FISCAL 2002	INCREASE/(DECREASE)
Primary elevator shipments	4,760	7,316	-35%
Terminal operations			
Vancouver	822	2,155	-62%
Thunder Bay	1,185	1,232	-4%
Share of affiliates	424	611	-31%
Total terminal operations	**2,431**	**3,998**	**-39%**

Industry exports for the year totalled 12.6 million tonnes, down 41% from the previous year, and less than half the level achieved in 2001. Port terminal receipts were down 42% for the industry, 59% through Vancouver. The temporary closure of that port last fall, along with decreased CWB grain shipments from West Coast draw areas, were the primary factors in the 62% decline in receipts at the Pool's Vancouver terminal.

EBITDA from this segment for fiscal 2003 was a loss of $1 million compared to earnings of $28 million in fiscal 2002. The variance was attributable to large volume declines and lower margins resulting from poor crop quality. EBIT from this segment in 2002, prior to provisions was a loss of $5.3 million reflecting the drought in that year. For the first six months of fiscal 2003, prior to restructuring, EBIT was a loss of $7.7 million, which included amortization of $14.9 million. For the last six months of the year, EBIT was a loss of $11 million including $4.6 million in amortization expense.

AGRI-PRODUCTS

Agri-products sales for the year grew by $7 million to $443 million driven by a 17.6% increase in fertilizer sales due to higher prices, partially offset by lower crop protection product sales in the fall due to wet weather.

EBITDA for the full year was $23.5 million, which compares to $21.8 million in fiscal 2002. The 2002 results included an additional $5.9 million of service charge revenue associated with an in-house agri-products financing program that has since been outsourced. Excluding those service charges, EBITDA grew 47% due to higher sales volumes in the final six months of the year resulting from an enhanced focus on new pricing strategies, customer solutions and margin improvements, particularly in fertilizer and seed.

EBIT for the segment in fiscal 2002 was $10.2 million, prior to provisions. For the first six months of fiscal 2003, EBIT, after amortization of $3.7 million, was a loss of $9.6 million. In the final six months of the year, the segment earned $25.0 million before interest and taxes, a reflection of strong demand during the growing season for all major product lines. Included in the final six-month period was $4.4 million in amortization. The increase in amortization between the two six-month periods reflects the revaluation of assets.

AGRI-FOOD PROCESSING

The Agri-food Processing segment generated sales for the full year of $130 million versus $128 million, after excluding the fiscal 2002 results of companies that were sold in that year. The increase was driven by a 6% sales improvement at Can-Oat Milling, which more than offset an 8% decline at Prairie Malt Limited.

EBITDA for the full year was $15.3 million, which compares to $23.1 million the previous year, after excluding companies sold in 2002. Can-Oat's performance remained relatively strong while Prairie Malt experienced margin declines due to depleted supplies of quality malt barley in Western Canada, which forced them to source raw commodities from other regions to meet customer demands.

EBIT for the segment in 2002, prior to the loss on disposal, was $20.3 million. After excluding companies that were sold in 2002, EBIT for the year would have been $15.8 million. In 2003, the Pool's Agri-food Processing segment generated EBIT of $3.8 million in

the first six months and an additional $6.4 million in the final six months of the year. There was no significant variance in amortization charges in the two periods.

OTHER

Sales for the entire segment in fiscal 2003 totalled $75.6 million, down from $107.8 million with the decrease representing the sale of feed mills and a newspaper publishing company in fiscal 2002. Heartland Pork marketed 360,000 hogs in fiscal 2003, down slightly from 370,000 last year.

The segment produced an EBITDA loss of $7 million for the full year, which compares to earnings of $4 million last year. Segment EBIT in 2002 was a loss prior to disposal of $5.3 million. In fiscal 2003, the segment had an EBIT loss of $6.3 million in the first six months, which included $4.4 million in amortization. For the final six months, the loss was $6.4 million, which included $1.1 million of amortization expense. The primary reason for the poor results for this segment was a combination of extremely low hog prices and higher feed costs that led to poor margins for the year.

LIQUIDITY AND CAPITAL RESOURCES

Fresh Start Accounting – Balance Sheet Adjustments

The company successfully completed the restructuring of its senior secured debt in the third quarter. The financial reorganization has been accounted for using the principles of fresh start accounting with an effective date of January 31, 2003. Under this treatment, the Pool was required to adjust the value of its assets and liabilities to estimated fair values to reflect the fair value of its equity.

Following is a summary of the long-term debt outstanding as reflected on the January 31, 2003, balance sheet:

Long-term debt:

(in thousands)	PRINCIPAL AMOUNT	JANUARY 31, 2003 BALANCE SHEET
Senior bank debt	$100,000	$100,000
Senior subordinated debt[1] (81%)	$150,000	121,500
Convertible subordinated notes – debt component[2]		22,234
Other long-term debt	$ 29,673	29,673
		$ 273,407

Following is a summary of the equity outstanding as reflected on the January 31, 2003, balance sheet:

Shareholders' equity:

(In thousands)	
Convertible subordinated notes – principal amount[3]	$255,000
Less portion allocated to issued share capital	(8,487)
Less fair value adjustment (30%)	(68,013)
Less debt component	(22,234)
	156,266
Class B non-voting shares (60,363,256 outstanding at $0.37/share)	22,335
	$ 178,601

[1] The difference between the principal amount of the senior subordinated notes and the fair values recorded on the balance sheet will be accreted over their life as interest expense (non-cash).

[2] The present value of the interest payments that may become due on the convertible subordinated notes in 2006, 2007 and 2008 (should the company meet certain financial thresholds) has been recorded as long-term debt on the balance sheet. This component will accrete up to the amount of the interest payments that may become due. The accretion will be charged to interest expense (non-cash). The financial thresholds are based on cumulative consolidated EBITDA less cumulative consolidated cash interest expense (excluding interest on the convertible subordinated notes but including securitization interest expense) from fiscal 2003 up to and including the test year.

Test Year	Threshold
2006	$235 million
2007	$340 million
2008	$450 million

If the threshold is exceeded, then interest that accrued during the test year, to the extent of the excess, will be paid in cash on December 31 of the subsequent test year. For greater certainty, in the event that the threshold is exceeded in any test year, interest accrued for any prior year will not under any circumstances become cash payable but will continue to be accrued.

For the 2008 test year, the cash interest payable (if any) would be payable at maturity (November 30, 2008). For greater certainty, any such cash interest payable could not be converted into equity by the company pursuant to its general right of conversion of all principal and accrued interest on that date.

[3] The convertible subordinated note is recorded as equity on the balance sheet given the company's right and ability to convert the notes to equity upon maturity. Based on current expectations, the company believes it is likely to convert the notes to voting equity shares in November 2008. The equity portion of the convertible subordinated notes will be accreted over the life of the instrument to the principal amount plus accrued (non-cash) interest, with this accretion recorded as an adjustment to retained earnings.

Fixed assets were revalued using the discounted cash flow method and to align with the new equity and debt values. Goodwill has been entirely eliminated, as is general practice in comprehensive revaluations.

Further details with respect to the restructuring are provided in Note 2 to the consolidated financial statements.

Working Capital

The new accounting policy that requires companies to record revenue associated with the purchases of Board grains from producers on a net basis (see Summary of Consolidated Results – Presentation of Sales and Other Operating Revenues), results in the classification of those amounts due from the CWB as accounts receivable as opposed to the CWB grain being recorded as inventory, which was the previous practice. This change resulted in an increase in accounts receivable and a corresponding decrease in inventory at January 31, 2003 of $101 million. At July 31, 2003, the adjustment was $113 million.

Current assets were $398 million at July 31, down $38 million from January 31. A decrease of $69 million in inventory and $13 million in cash in trust was partially offset by an Increase of $17 million in short-term investments held by joint ventures and a $26 million increase in accounts receivable. Lower inventories were mainly due to lower levels of non-Board grain in stock. The increase In accounts receivable relates primarily to amounts due from the CWB. The current ratio was 1.31 at July 31 compared to 1.30 at January 31.

As part of the financial restructuring, the company obtained a $240 million asset-backed revolving credit facility with its bankers to finance working capital needs. Drawings on the facility at July 31 were $118 million including $25 million related to letters of credit and similar instruments required to operate an agri-business. Availability under the facility Is determined by reference to the level of inventories and accounts receivable. An additional $43 million was available to draw on the facility as at July 31, 2003.

Cash Flow Information

Cash flow from operations was $1.9 million for the six months ending July 31, 2003, and cash flow used in operations was $26.4 million for the six months ending January 31, 2003. These results reflect the impact of significant volume decreases due to drought.

Although grain deliveries for fiscal 2004 will fall short of normal levels, cash flow from operations is expected to improve significantly in fiscal 2004.

Capital expenditures were $2.4 million for the six months ended July 31, 2003, and were $3.4 million for the six months ended January 31, 2003. Capital expenditures are expected to increase to approximately $20 million for fiscal 2004 and will be primarily directed toward maintenance spending.

Total Debt

(in millions)	JULY 31, 2003	JANUARY 31, 2003
Bank indebtedness and short-term borrowings	$121	$138
Member demand loans and shares	11	8
Long-term debt due in one year	8	7
Total short-term debt	140	153
Bank term loan	91	100
Senior subordinated note	125	121
Convertible subordinated note – debt component	24	22
Members' term loans	5	5
Subsidiaries and proportionate share of joint venture debt	21	25
Total long-term debt	266	273
Total debt	$406	$426

The bank term loan decreased by approximately $9 million during the six months ended July 31, 2003, due to a repayment from the proceeds of certain asset sales In accordance with the credit agreement with the company's bankers.

Interest is payable monthly on the bank term loan. Under the terms of the loan agreement, blended payments of interest and principal commence on October 1, 2004, if certain EBITDA thresholds are met. Otherwise these payments commence October 1, 2005. Given the smaller than normal harvest this fall and low carryout of grain stocks, no principal repayments are expected to be made on this loan until October 2005.

Interest is paid monthly into a trust and distributed quarterly to the holders of the senior subordinated notes. No principal payments are due until maturity on November 29, 2008.

The Pool's total debt-to-equity ratio at July 31, 2003, was 71:29 (January 31, 2003 – 71:29) and its long-term debt-to-equity ratio was 63:37 (January 31, 2003 – 61:39).

Convertible Subordinated Notes

Convertible subordinated notes with a principal value of $255 million were issued under the Pool's financial restructuring initiative. Each $1,000 of notes is convertible, at the option of the holder, into approximately 2,227 shares at any time prior to the November 30, 2008, maturity date. Conversions of the notes to July 31, 2003, were as follows:

(in thousands)	CONVERTIBLE NOTES FACE VALUE	CLASS B SHARES
Outstanding January 31, 2003	$255,000	60,363
Conversions to July 31, 2003	(50,172)	111,744
	$204,828	172,107

At maturity, the Pool has the right to convert, subject to certain conditions, the convertible subordinated notes into shares of a single class of voting common shares of the company that represents 90% of the outstanding shares of such class on a fully diluted basis, provided that any payments to or conversions by holders of such notes into Class B non-voting shares prior to maturity proportionately reduces this 90% conversion ratio.

On the July 31, 2003 balance sheet, $131 million of the convertible subordinated notes has been classified as equity and $24 million has been classified as debt. The difference between these amounts and the par value of the convertible subordinated note of $205 million is being accreted over its remaining life.

Debt Ratings

The following debt ratings have been assigned by Dominion Bond Rating Services and Standard and Poors (previous rating in brackets – NR means not rated, SD means selective default):

RATING AGENCY	CORPORATE RATING	BANK DEBT	SENIOR NOTE	CONVERTIBLE NOTE
Dominion Bond Rating Services	B stable (NR)	NR (C)	B low (C)	NR (NR)
Standard and Poors	B stable (SD)	B (D)	CCC+ (D)	CCC+ (NR)

Defined Benefit Pension Plan Surplus

The company's defined benefit pension plans had a combined surplus of $37.1 million at July 31, 2003. The current service cost for these plans is expected to be approximately $1.1 million for the year ending July 31, 2004. No employer contributions are expected to be made to these plans in fiscal 2004.

LOOKING FORWARD

For fiscal 2004, the grain available to the elevator system in Western Canada is expected to increase from the previous year to 26 million tonnes, but still remain below the 33 million in a normal year. This is a result of crop production levels that are estimated to finish 15%

below the five-year average due to sustained heat during August, in addition to a percentage that producers will hold back and carry into 2005 fiscal year to replenish grain reserves. The Pool expects its shipments to range from six to seven million tonnes for the year and remains optimistic that weather conditions in the spring will support a normal agri-products sales season. Management believes that fiscal 2004 earnings and cash flow will recover significantly based on these assumptions; however, the extent of the recovery remains dependent upon moisture levels and weather conditions throughout the agri-products sales season next spring.

RISK MANAGEMENT

As part of its business environment, the Pool faces certain risks, which include weather, strategic, market, financial restriction, regulatory, credit, foreign exchange, property and liability, and environmental risks, as well as those arising from its reliance on computerized business systems. These risks are managed in a variety of ways.

Governance and Oversight

The company's Risk Management Committee (the Committee) is responsible for assessing enterprise risks and implementing strategies to reduce the company's exposure. It is a senior management committee with the mandate to implement an enterprise risk management program for the company that contributes to maximizing shareholder value. The Committee meets regularly to assess risks and direct risk mitigation activities designed to ensure achievement of the Pool's objectives. Regular reports are provided to the Audit Committee of the Board of Directors.

Weather Risk

The Pool's most significant risk, as an agri-business operator, is the weather. The effects of weather conditions on crop quality and production as well as Canadian export levels of grains and oilseeds present significant operating and financial risk to the Pool since volume is one of the major drivers of performance in the Grain Handling and Marketing segment. The level and mix of agri-product sales are also dependent on weather, as well as commodity price expectations and projected supplies of grain in Western Canada. These factors determine crop selection by producers at seeding time, which drives demand for agri-products. Crop selection decisions are critical since certain crops require significantly more inputs than other crops. The Pool's agri-products group works closely with its grain group to assist in anticipating producers' seeding intentions and managing agri-product inventories accordingly.

The Pool has mitigated its exposure to weather with the expansion of its grain handling and agri-products business into Alberta and Manitoba. Having facilities in these two provinces, where half of Western Canada's grain is grown, should help to reduce weather-related production risks and provide additional marketing and transportation options. Handling of open market grains and special crops is also expected to help mitigate the risk of year-to-year production changes and export shifts between Board and non-Board grains.

Strategic Risk

The Pool's vertical integration through certain agri-food processing businesses, while providing alternative revenue sources and opportunities for higher returns, exposes the Pool to market risks and other factors associated with such businesses.

Market Risk

A significant portion of the company's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate substantially based on the volume of grain handled and the margin earned on the purchase and sale of non-Board grains. In the case of Board grain, the Pool earns storage and handling tariffs from the CWB, which are established independently of the market price for grain.

The Pool ships Board grain – wheat and barley sold by or on behalf of the CWB – into the export and domestic markets. For these grains, the company's risks are reduced in part through the terms of formal legal arrangements between the Pool and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by the Pool. Adverse impacts may be experienced by the company where its handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, if the Pool fails to meet the requirements under the tendering contract. The Pool participates in the CWB Accredited Exporter Program. Risk of commodity price movement is reduced for grain handled under this program, which is structured as a flow-through of product to the end-use customer.

For other grains and oilseeds that it purchases, the Pool faces the risk of movement in price between the time the grain is purchased and the time that it is sold. Hedging, where such opportunities exist, reduces this risk. Hedging is the placing of an opposite position in the futures market to that held in the cash market to minimize the risk of financial loss from an adverse price change.

The Pool maintains, to the extent possible, a fully hedged position on all non-Board grain purchases and sales. This is accomplished by hedging all purchases and sales of non-Board grains through regulated futures markets. Because of the size of future contracts and certain time constraints, it may not be possible to be fully hedged at all times. In order to avoid material risk to its earnings, the Pool has employed the use of position limits. Special crops are more difficult to hedge, as no regulated futures market exists for these commodities and the hedging instruments available lack liquidity. Where possible, financial exposure to unhedged purchases and sales is reduced by back-to-back buying and selling.

Financial Restrictions

The credit agreement with the company's bankers and the Trust Indenture for the senior subordinated notes and the convertible subordinated notes contain provisions that require the company to comply with certain financial restrictions. The Pool is required to meet certain financial tests including minimum levels of cash flow, a minimum current ratio and a maximum annual level of capital expenditures. In addition, these agreements limit the ability of the company and its subsidiaries to incur additional indebtedness and make additional investments.

The company's ability to comply with these agreements may be affected by events beyond its control. The company may require the consent of its lenders to undertake certain transactions,

such as mergers or the sale of assets or businesses. Substantially all of the company's assets have been pledged to secure the existing funded debt of the company.

Regulatory Risk

Risks and uncertainties associated with world grain markets, including World Trade Organization rules and compliance with the 1994 GATT agreement, economic conditions, economic aid and political stability in importing nations, economic conditions and political stability in producing nations and the level of trade subsidies provided by governments to producers in grain exporting nations all have an effect on the Canadian grain industry, the company and its producers.

Credit Risk

The Pool is exposed to credit risk in connection with credit provided to its customers. The Pool manages credit risk through adherence to its established Credit and Collection policies. These policies cover the Pool's agri-products and commercial grain credit facilities, as well as the credit facilities for Can-Oat and the Heartland Group of Companies.

The Credit Policy dictates that all credit customers must apply for credit privileges and receive an approved credit limit prior to any extension of credit. It also sets out the terms and conditions of continuing credit sales. The Collection Policy provides the framework that details the timely and systematic approach to collections of any past due accounts. Any exceptions to the Credit and Collection policies require the written approval of the Pool's executive management. It is the responsibility of all divisions to take steps to help ensure that sufficient and appropriate systems, procedures and practices are in place to facilitate, maintain, monitor and report on compliance with the policies.

The Pool has actively pursued a payment and country risk minimization strategy for offshore customers through the use of export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit.

The discovery of a single case of Bovine Spongiform Encephalopathy (BSE) in northern Alberta was announced on May 20, 2003. All countries immediately closed the border to Canadian cattle and beef, although a few, including the United States, have since opened the border to beef from younger animals. Cattle and beef prices in Canada have declined substantially and are not expected to return to pre-BSE levels for years to come. This will reduce producers' cash flow and could affect the level of agri-products purchases, in addition to increasing the risks associated with producers' credit.

Foreign Exchange Risk

Significant portions of Can-Oat's oat products and the Pool's non-Board grains are sold into the export market and are priced in U.S. dollars. Can-Oat and the Pool hedge substantially all foreign currency transactions using options, futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions.

Property and Liability Risk

The Pool, directly or through its affiliate, Canadian Pool Agencies Ltd., conducts annual risk management reviews of each of its operating divisions and wholly owned subsidiaries to ensure that appropriate insurance coverage and loss prevention measures are in place to limit the property and liability risks faced by the company. As part of the review, all major facilities are inspected and loss prevention programs are discussed with managers of each facility. The Pool retains Canadian Pool Agencies Ltd. as its agent and broker in placing insurance coverage for its facilities.

The Pool's policy is to manage its risks so that the company's financial position is protected. It has insurance policies that cover a variety of property and liability insurance needs.

Environmental Risk

The Pool is subject to a number of federal and provincial laws and regulations relating to the environment and the transportation, handling and storage of hazardous substances such as certain crop protection products. In compliance with the Pool's commercial environmental policy, all properties have environmental site assessments conducted upon acquisition and divestiture. Periodic audits are completed for all facilities and an annual status report is prepared. The Pool responds to inquiries from producers and the public and provides information regarding environmental trends, legislation and impending standards related to agriculture and food production and processing. As a result of its involvement in the hog production business, the company has established an environmental protocol to govern those intensive livestock operations.

There can be no assurance that environmental requirements will not change in the future, that unanticipated environmental remediation will not be required or that the Pool will not incur significant costs in the future in complying with such requirements.

Computerized Business Systems

The Pool places significant reliance on information technology. Its computer systems include custom-developed and purchased business applications, both for information and processing, and embedded systems, which support ongoing administrative and commercial operations. In addition, the Pool relies upon telecommunications services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies, including railway companies, the CWB and the Canadian Grain Commission, are also important to the Pool's operations.

The Pool has centralized the majority of these systems in its data center and mitigates the risk of interruption by contracting business resumption services to a third-party service provider. Increased emphasis on operational performance of the Pool's custom-developed applications has improved reliability and availability.

EBIT AND EBITDA DATA

The EBIT and EBITDA data provided herein is intended to provide further insight with respect to the company's financial results, including its results on a segment-by-segment basis and to supplement its earnings (loss) as determined in accordance with GAAP. The Pool's method of calculating EBIT and EBITDA may not be comparable to other companies in the industry.

EBIT should therefore not be used as an alternative to net earnings (loss) as determined in accordance with GAAP. Similarly, EBITDA should not be used as an alternative to cash provided by operating activities as determined in accordance with GAAP.

FORWARD LOOKING INFORMATION

Certain statements in this annual report and this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and crop protection products; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and the European Union.